Exhibit 1


May 29, 1998


Board of Directors
Emerging Communications, Inc.
Chase Financial Center
Orange Grove, Christiansted
St. Croix, USVI  00821

Gentlemen:

     Innovative Communication Company LLC ("ICC"), a Delaware Limited Liability Company, is pleased to make a proposal to acquire all of the outstanding shares of common stock of Emerging Communications, Inc. (the "Company") not currently owned by ICC (the "Remaining Shares"). It is currently contemplated that the transaction would be structured as a cash tender offer with a back end merger or reverse stock split in which each holder of Remaining Shares would receive $9.125 per share, in cash.

     We believe that such a transaction would result in substantial benefits to the Company and the holders of the Remaining Shares and would provide the holders of the Remaining Shares with the opportunity to realize a fair and generous cash value for their shares. The offer price of $9.125 per Remaining Share represents a premium of approximately 30% over the closing sale price of the Company's common stock on May 28, 1998.

     Such a transaction would permit the holders of the Remaining Shares to obtain at an attractive premium liquidity which is not normally available to them in light of the thinly traded market for the Company's common stock. Indeed, the price of $9.125 per share is higher than any closing sale price of the Company's common stock since it commenced trading on December 31, 1997. We also believe that the acquisition can be structured to accommodate and promote the interests of the Company's employees and customers.

     This proposal is subject, among other things, to the following:

          1. the execution of a definitive Acquisition Agreement with the Company containing representations, covenants, conditions and other terms usual for transactions of this type;

          2. approval of the transaction by a Special Committee of the Board of Directors of the Company, the Board of Directors of the Company, and, if required in connection with a merger, the Company's shareholders;



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Board of Directors
Emerging Communications, Inc.
May 29, 1998
Page 2



          3. The receipt of satisfactory financing for the transaction;

          4. The receipt of a fairness opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the holders of the Remaining Shares; and

          5. The receipt of all required third-party and governmental consents.

     ICC's advisors are in the process of preparing a definitive Acquisition Agreement relating to the transaction, which we will provide you in the near future. In addition, we have engaged Prudential Securities Incorporated to advise us with respect to the transaction. Based on conversations with ICC's financing sources, ICC believes it will be able to secure the necessary financing to fund the transaction.

     ICC wishes to make it clear that it is not interested under any circumstances in selling its interest in the Company.

     We expect that you will desire to deliberate on this proposal through a Special Committee of disinterested directors and that such committee will desire to retain its own advisors to assist in those deliberations. We look forward to working with you and the advisors to the Special Committee to complete this transaction and trust you will give this proposal your prompt attention. We, of course, reserve the right to amend or withdraw this proposal at any time in our sole discretion.

Very truly yours,

Innovative Communication Company LLC


By: /s/ Jeffrey J. Prosser
    --------------------------------






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